Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig", "UDW", the "Company", "we", "us", "our" or similar terms shall include Ocean Rig UDW Inc. and/or its subsidiaries, as applicable.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (the "Commission") on March 15, 2018 and in our Registration Statement on Form F-3, with an effective date of March 19, 2018. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Six-months ended June 30, 2018 compared to the six-months ended June 30, 2017.
 Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Six-months ended June 30,		Change
	2017	2018	Amount	%
REVENUES:
Revenues	$587,317	$291,493	$(295,824)	(50.4)%

EXPENSES:
Drilling units operating expenses	146,194	136,772	(9,422)	(6.4)%
Depreciation and amortization	62,649	52,769	(9,880)	(15.8)%
General and administrative expenses	31,091	31,507	416	1.3%
Loss on sale of fixed assets	139	515	376	270.5%
Operating income	347,244	69,930	(277,314)	(79.9)%

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(124,357)	(16,928)	107,429	(86.4)%
Interest income	3,148	6,687	3,539	112.4%
Reorganization expenses	(41,043)	(227)	40,816	(99.4)%
Other, net	1,212	(7,696)	(8,908)	(735.0)%
Total other expenses, net	(161,040)	(18,164)	142,876	(88.7)%

INCOME BEFORE INCOME TAXES	186,204	51,766	(134,438)	(72.2)%
Income taxes	(37,013)	(16,004)	21,009	(56.8)%
NET INCOME	$149,191	$35,762	$(113,429)	(76.0)%

Revenues
Revenues from drilling contracts decreased by $295.8 million, or 50.4%, to $291.5 million for the six-month period ended June 30, 2018, as compared to $587.3 million for the six-month period ended June 30, 2017. The decrease is mainly attributable to the conclusion of the respective drilling contracts of three drilling units, which are currently hot stacked and one drilling unit that underwent a statutory periodic survey within the period ended June 30, 2018 and increased revenues earned during the six-month period ended June 30, 2017 as a result of termination fees received upon the early termination relating to the contracts of the drilling units Ocean Rig Athena and Ocean Rig Apollo. This decrease was partially offset by increased revenues of $3.8 million mainly due to the escalation in day rate under the Ocean Rig Skyros drilling contract.
During the six-month periods ended June 30, 2017 and 2018, we recorded 45.5% and 27.4% utilization (excluding the days for which we received a termination fee), respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 91.9% for the six-month period ended June 30, 2018, as compared to 96.5% for the six-month period ended June 30, 2017. Without applying ASU 2014-09 (ASC 606), the Company's revenues would not have been affected for the six-month period ended June 30, 2018.
Operating expenses
Drilling units' operating expenses decreased by $9.4 million, or 6.4%, to $136.8 million for the six-month period ended June 30, 2018, compared to $146.2 million for the six-month period ended June 30, 2017. The decrease is mainly attributable to the cost-reduction initiatives for the entire fleet as well as the conclusion of the respective drilling contracts of three drilling units which are currently hot stacked, within the six-month period ended June 30, 2018. Without applying ASU 2014-09 (ASC 606), the Company's drilling units operating expenses would not have been affected for the six-month period ended June 30, 2018.
Depreciation and amortization
Depreciation and amortization expense decreased by $9.8 million, or 15.7%, to $52.8 million for the six-month period ended June 30, 2018, as compared to $62.6 million for the six-month period ended June 30, 2017. The decrease in depreciation and amortization expense was mainly attributable to the decrease in depreciation expense, due to the lower depreciable value of three of our drilling units as a result of the impairment charge recognized during the year ended December 31, 2017.
General and administrative expenses
General and administrative expenses slightly increased by $0.4 million, or 1.3%, to $31.5 million for the six-month period ended June 30, 2018, as compared to $31.1 million for the six-month period ended June 30, 2017.
Loss on sale of fixed assets
For the six-month period ended June 30, 2018, we incurred loss on sale of fixed assets amounting to $0.5 million, whereas for the six-month period ended June 30, 2017, a loss of $0.1 million was recognized on sale of fixed assets.
Interest and finance costs
Interest and finance costs decreased by $107.4 million, or 86.3%, to $17.0 million for the six-month period ended June 30, 2018, as compared to $124.4 million for the six-month period ended June 30, 2017. The decrease is mainly associated with the decrease in the interest on long term debt due to the discharge of $3.7 billion of debt, as a result of our restructuring which was completed on September 22, 2017.
Interest income
Interest income increased by $3.6 million, or 116.1%, to $6.7 million for the six-month period ended June 30, 2018, compared to $3.1 million for the six-month period ended June 30, 2017. The increase was mainly due to interest received from time deposits as a result of the Company's cash management.
Reorganization expenses
Reorganization expenses decreased by $40.8 million, or 99.5%, to $0.2 million for the six-month period ended June 30, 2018, compared to $41.0 million for the six-month period ended June 30, 2017, due to the fact that our restructuring was completed on September 22, 2017.
Other, net
Other, net decreased by $8.9 million, or 741.7%, to a loss of $7.7 million for the six-month period ended June 30, 2018, compared to an income of $1.2 million for the six-month period ended June 30, 2017. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes
Income taxes decreased by $21.0 million, or 56.8%, to $16.0 million for the six-month period ended June 30, 2018, compared to $37.0 million for the six-month period ended June 30, 2017, due to conclusion of the respective drilling contracts of three drilling units which are currently hot stacked and one drilling unit that underwent a statutory periodic survey within the period ended June 30, 2018 compared to the early termination of the contracts of two drilling units during the six-month period ended June 30, 2017.
Liquidity
As of June 30, 2018, we had $717.3 million of cash and cash equivalents and $2.0 million of restricted cash.
Our cash and cash equivalents and restricted cash decreased by $63.9 million, or 8.2%, to $719.2 million as of June 30, 2018, compared to $783.1 million as of December 31, 2017. The decrease in our cash, cash equivalents and restricted cash was mainly due to cash used in financing activities amounting to $182.1 million and cash used in investing activities amounting to $41.3 million which were partially offset by the cash provided by operating activities amounting to $160.9 million.
Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $748.0 million as of June 30 2018, compared to a working capital surplus of $806.7 million as of December 31, 2017.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our services, comply with international standards, environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding loan facilities, pay dividends and other corporate purposes.
As of June 30, 2018, we had total indebtedness of $350.0 million under our senior secured credit facility.
As of June 30, 2018, we had $925.1 million of remaining installment payments under our contracts for the construction of two drilling units.
Please refer to the discussion on Long-term Debt as detailed in Note 9 of our Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Commission on March 15, 2018 and Note 9 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2018 included herein, for more information.
Cash flow
Net cash provided by operating activities was $160.9 million for the six-month period ended June 30, 2018 compared to $367.5 million provided by operating activities for the six-month period ended June 30, 2017. For the six-month period ended June 30, 2018, net income of $35.8 million was adjusted for the effects of certain non-cash items including $52.8 million of depreciation, $1.4 million loss related to the effect on the exchange rate changes on cash and cash equivalents and restricted cash, $0.5 million loss on sale of fixed assets, $0.3 million of amortization and write off of financing fees and $0.2 million of reorganization expenses. The Company had net cash inflows from changes in operating assets and liabilities of approximately $69.9 million for the six-month period ended June 30, 2018.
Net cash used in investing activities was $41.3 million for the six-month period ended June 30, 2018, compared to $24.4 million used in investing activities for the six-month period ended June 30, 2017. Cash was used for expenditures related to advances for drilling units under construction and drilling units, machinery, equipment and other improvements/ upgrades of $41.3 million, compared to $24.6 million in the corresponding period of 2017.
Net cash used in financing activities was $182.1 million for the six-month period ended June 30, 2018, compared to net cash used in financing activities of $137.7 million for the six-month period ended June 30, 2017. For the six-month period ended June 30, 2018, cash was used for principal payments and prepayments of long-term debt amounting to $181.9 million and reorganization expenses amounting to $0.2 million whereas for the six-month period ended June 30, 2017, cash was used for the principal payments and prepayments of long-term debt and senior notes amounting to $96.7 million and reorganization expenses amounting to $41.0 million.
Effect on exchange rate changes on cash and cash equivalents and restricted cash

Effect on exchange rate changes on cash and cash equivalents and restricted cash was $1.4 million, loss for the six-month period ended June 30, 2018, compared to no effect for the six-month period ended June 30, 2017.

Financing activities
Long-term debt
We plan to pay long-term debt installments and interest with cash on hand, cash expected to be generated from operations, bank debt, financing arrangements and equity offerings or a combination thereof. However, if these sources are insufficient to satisfy our long-term debt installments and interest, we may need to seek alternative sources of financing and/or modifications of our existing credit facilities. There is no assurance that we will be able to obtain any such financing or modifications to our existing credit facilities on terms acceptable to us, or at all.
For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2018 included herein.
The $450 million Senior Secured Credit Facility, totaling $350.0 million as of June 30, 2018, is payable in U.S. Dollars and is due on September 2024, through an equal balloon installment.
Off-balance sheet arrangements
We do not have any off-balance sheet arrangements.
Recent developments
Updates on Rig Employment
On May 16, 2018, the Company entered into a Master Service Agreement with ConocoPhilips Skandinavia AS (the "MSA"), for a term of three years plus two optional years. As part of the MSA, both parties entered into a Drilling Program Order (the "DPO") for one firm well with an expected duration of approximately 90 days plus two options, for drilling offshore Norway. The DPO is expected to commence in the second half of 2019 and to be performed by the Leiv Eiriksson.
On May 22, 2018, the drilling unit Ocean Rig Corcovado successfully completed its drilling contract with Petrobras and is currently in Las Palmas, Spain where it remains in "ready-to-drill" state and is actively marketed for employment. During its stay in Las Palmas, Spain, the unit is being fitted with a full Managed Pressure Drilling ("MPD") package.
On June 1, 2018, the Company entered into an amendment to the existing drilling contract with Total E&P Angola Block 32 for the Ocean Rig Skyros that includes, among other things, a provision that the day rate will remain fixed for the remaining duration of the contract at approximately $573,255 per day.
On June 1, 2018, the Company entered into a drilling contract with Chariot Oil & Gas Limited, for one-well drilling program offshore Namibia. The contract is expected to commence in the fourth quarter of 2018 and to be performed by the Ocean Rig Poseidon.
On July 16, 2018, Lundin Norway AS ("Lundin") declared its seventh option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment until December 2018. Should Lundin exercise its remaining five one-well options, currently un-declared, the drilling unit could potentially be employed until the third quarter of 2019.
On July 20, 2018, we have entered into a Letter of Intent ("LOI") with a European Major Oil Company for a firm two-wells program plus two optional wells, for drilling offshore West Africa. The contract is expected to commence in direct continuation of the program with Chariot Oil & Gas Limited in the fourth quarter of 2018 and will be performed by the Ocean Rig Poseidon.
Amendment to Newbuilding Contract with Samsung Heavy Industries
On June 28, 2018, our subsidiary holding the shipbuilding contract for the construction of our eighth generation drilling unit, the Ocean Rig Crete, entered into an agreement with Samsung Heavy Industries to amend certain terms relating to the contract. As part of the agreement, the delivery of the drilling unit was postponed to September 2020, with the Company's option to bring forward the delivery. On July 3, 2018, we paid an interim installment of $22.3 million to the shipyard that was applied against the remaining yard installments.
Conversion of Class B Common Shares to Class A Common Shares
During July 2018, we converted an aggregate of 231,315 Class B Common Shares, par value $0.01, into 231,315 Class A Common Shares, par value $0.01. Pursuant to the our Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one-for-one conversion ratio and both the Class A common shares and the Class B common shares vote together as one class of shares. As of August 9, 2018, our total outstanding common shares amounted to 91,567,982 (Class A Common Shares: 91,191,468 and Class B Common Shares: 376,514).

Litigation
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of our normal course of operations, our customer may disagree on amounts due to us under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as we reach agreement with the customer on the amounts due.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, us seeking payment of certain commissions that HPOR is alleging were due by, amongst others, us for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. We are disputing such allegations and have counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by us. HPOR filed an application with the Court of Appeals in the U.K. (the "U.K. Court of Appeals") for leave to appeal the arbitration awards, for which the U.K. Court of Appeals has granted permission. A hearing of HPOR's appeal has been scheduled for October 31, 2018.
On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against us and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to us. We are in the process of defending these proceedings. As of June 30, 2018, a provision of $4.0 million has been recorded under "Legal settlements and other, net", in the accompanying unaudited interim condensed consolidated statement of operations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of our creditors against, among others, two of our subsidiaries, two of our executive officers up to December 31, 2017 – which currently are directors, our manager TMS Offshore Services Ltd. and other parties. The plaintiffs purport to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. All defendants moved to dismiss the case on October 31, 2017 and that motion has been briefed. The Court held oral argument on June 6, 2018, and ordered the parties to submit supplemental briefs crystallizing argument made to the Court by July 17, 2018, with responses due August 14, 2018. Oral argument is to be held on August 29, 2018, unless the Court should advise counsel by August 17, 2018 that further argument is not required. We are not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.
On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York. On April 5, 2018, our motion to dismiss the appeal was granted. On May 4, 2018, the shareholder filed an appeal to the United States Court of Appeals for the Second Circuit.
On the Restructuring Effective Date, we funded a preserved claims trust, or PCT.  The PCT was established to preserve, for the benefit of Scheme Creditors, any causes of action held by us, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of our creditors referenced above. If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the Restructuring.
Except for the matters discussed above, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.
Significant Accounting Policies
A discussion of our significant accounting policies can be found in our Consolidated Financial Statements included in the annual report on Form 20-F for the year ended December 31, 2017 filed with the Commission on March 15, 2018. There have been no material changes to our policies in the six-month period ended June 30, 2018, apart from the below:
Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. Effective March 31, 2018, we adopted the aforementioned ASU. The only effect the adoption of ASU 2016-18 had on prior period information is the presentation of the restricted cash on the statement of cash flows. Comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No.2016-18.

In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. We adopted the provisions of this guidance, which did not impact our condensed consolidated financial statements and notes disclosures.
Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.
The new revenue standard was applied using a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). On January 1, 2018, we adopted the accounting standards update using the modified retrospective approach. The accounting standard updates require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As a result of adoption, there was no cumulative impact to our retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.
Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. Under our articles of association repurchased shares are not immediately considered as cancelled. If not cancelled, such shares are referred to as treasury shares. Treasury shares are essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders' equity. Dividends on such shares held in the entity's treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders' equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
•	our ability to operate business following the Restructuring;
•
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new drilling units on the market and effects of declines in commodity prices and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of drilling units;

•
hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•
customer contracts, including contract backlog, contract commencements, contract amendments or terminations, contract option exercises, contract revenues, contract awards and drilling unit mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, termination, modification or renegotiation of contracts;
•	limitations on insurance coverage, such as war risk coverage, in certain areas;
•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•	the inability to repatriate income or capital;
•	complications associated with repairing and replacing equipment in remote locations;
•	import-export quotas, wage and price controls or imposition of trade barriers;
•	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•
the level of expected capital expenditures and the timing and cost of completion of capital projects; our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•	our new capital structure;
•	continued borrowing ability under our debt agreements and compliance with the covenants contained therein;
•	our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;
•	recruitment and retention of personnel; and
•
other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.

Except as required by law, we expressly disclaim any obligation to update and revise any forward looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, we cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2017 and June 30, 2018 (unaudited)
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2017	June 30, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$736,114	$717,264
Restricted cash (Note 3)	46,967	1,962
Trade accounts receivable, net of allowance for doubtful receivables of $13,526 and $13,961 as at December 31, 2017 and June 30, 2018, respectively	169,651	79,282
Other current assets (Note 5)	37,986	24,210
Total current assets	990,718	822,718

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 6)	-	35,552
Drilling units, machinery and equipment, net (Note 7)	1,852,167	1,809,794
Total fixed assets, net	1,852,167	1,845,346

OTHER NON-CURRENT ASSETS:
Other non-current assets (Note 8)	9,080	8,345
Total non-current assets, net	9,080	8,345
Total assets	$2,851,965	$2,676,409

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 9)	$81,632	$-
Due to related parties (Note 4)	726	258
Accounts payable and other current liabilities	41,338	35,947
Accrued liabilities	45,018	33,289
Deferred revenue	15,329	5,230
Total current liabilities	184,043	74,724

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs (Note 9)	450,000	350,000
Deferred revenue	14,385	11,792
Other non-current liabilities	317	911
Total non-current liabilities	464,702	362,703

COMMITMENTS AND CONTINGENCIES (Note 16)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2017 and June 30, 2018, respectively, nil issued and outstanding at December 31, 2017 and June 30, 2018, respectively	-	-
Common stock, $0.01 par value; 1,800,000,000 (1,500,000,000 class A shares and 300,000,000 class B shares) shares authorized, at December 31, 2017 and June 30, 2018, respectively, 91,567,982 (90,562,138 class A shares and 1,005,844 class B shares) issued and outstanding at December 31, 2017 and 91,567,982 (91,151,018 class A shares and 416,964 class B shares) at June 30, 2018 (Note 11)	916	916
Treasury stock; nil at December 31, 2017 and June 30, 2018, respectively (Note 11)	-	-
Additional paid-in capital	5,722,078	5,722,078
Accumulated other comprehensive income	3,476	3,476
Accumulated deficit	(3,523,250)	(3,487,488)
Total stockholders' equity	2,203,220	2,238,982
Total liabilities and stockholders' equity	$2,851,965	$2,676,409
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2017 and 2018
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Six-month period ended June 30,
	2017	2018

REVENUES:
Revenues (Note 12)	$587,317	$291,493

EXPENSES:
Drilling units operating expenses	146,194	136,772
Depreciation and amortization	62,649	52,769
General and administrative expenses	31,091	31,507
Loss on sale of fixed assets	139	515
Operating income	347,244	69,930

OTHER INCOME/ (EXPENSES):
Interest and finance costs (Note 13)	(124,357)	(16,928)
Interest income	3,148	6,687
Reorganization expenses	(41,043)	(227)
Other, net	1,212	(7,696)
Total other expenses, net	(161,040)	(18,164)

INCOME BEFORE INCOME TAXES	186,204	51,766
Income taxes (Note 14)	(37,013)	(16,004)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$149,191	$35,762

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC. CLASS A AND CLASS B COMMON STOCKHOLDERS (Note 15)	$149,010	$35,762

EARNINGS PER COMMON SHARE OF CLASS A AND CLASS B ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$16,619.45	$0.39
WEIGHTED AVERAGE NUMBER OF CLASS A COMMON SHARES, BASIC (Note 15)	8,966	90,960,153
WEIGHTED AVERAGE NUMBER OF CLASS A COMMON SHARES, DILUTED (Note 15)	8,966	91,567,982
WEIGHTED AVERAGE NUMBER OF CLASS B COMMON SHARES, BASIC AND DILUTED (Note 15)	-	607,829
WEIGHTED AVERAGE NUMBER OF CLASS A AND CLASS B COMMON SHARES, BASIC AND DILUTED (Note 15)	8,966	91,567,982

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
 Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the six-month periods ended June 30, 2017 and 2018
  (Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2017	2018

Net income	$149,191	$35,762
Other Comprehensive income	-	-
Total Other Comprehensive income	$-	$-
Total Comprehensive income	$149,191	$35,762

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2017 and 2018
  (Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2017	2018
Net Cash Provided by Operating Activities	$367,529	$160,922

Cash Flows Used in Investing Activities:
Advances for drilling units under construction and related costs	(17,440)	(35,552)
Drilling units, machinery, equipment and other improvements/ upgrades	(7,147)	(5,772)
Sale of fixed assets	190	50
Net Cash Used in Investing Activities	(24,397)	(41,274)
Cash Flows Used in Financing Activities:
Principal payments and prepayments of long-term debt and senior notes	(96,674)	(181,886)
Reorganization expenses	(41,043)	(227)
Net Cash Used in Financing Activities	(137,717)	(182,113)
Effect on exchange rate changes on cash and cash equivalents and restricted cash	-	(1,390)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	205,415	(63,855)
Cash and cash equivalents and restricted cash at beginning of period	772,966	783,081
Cash and cash equivalents and restricted cash at end of period	$978,381	$719,226
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest, net of amount capitalized	48,766	17,324
Reorganization expenses paid	41,043	227

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc. its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. DryShips is a publicly listed company on the NASDAQ Capital Market (NASDAQ: DRYS). From November 24, 2010 and up to December 31, 2016, Ocean Rig had an established office in Cyprus and was registered with the Cypriot Registrar of Companies as an overseas company. On October 6, 2011, the Company's common shares commenced "regular way" trading on the NASDAQ Global Select Market under the ticker symbol "ORIG."
As of April 14, 2016, the corporate domicile of the Company moved from the Republic of the Marshall Islands to the Cayman Islands.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018.
On September 22, 2017, the effective date of the restructuring of the Company's balance sheet (the "Restructuring"), and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ, the Company effected a 1-for-9,200 reverse stock split of its issued common shares. All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements and notes give effect to the reverse stock split retroactively, for the six-month period ended June 30, 2017.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements. As of December 31, 2017 and June 30, 2018, the Company consolidated one VIE which supports our drilling operation in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2017, were $15,029 and $92,622, respectively, while total liabilities exceeded total assets by $77,593. The VIE's total assets and liabilities, as of June 30, 2018, were $6,673 and $97,384, respectively, while total liabilities exceeded total assets by $90,711.

On May 8, 2018, the Company prepaid in full the remaining outstanding balance (as of that date) of $43.8 million on its $462 million Senior Secured Credit Facility, with no prepayment penalty. The Senior Secured Credit Facility was expected to mature in June 2018. Following the full prepayment of the Senior Secured Credit Facility, the Trust (as defined) was dissolved and the shares of Drillship Alonissos Owners Inc., owner of the Ocean Rig Apollo, were transferred back to the Company. The Ocean Rig Apollo will be pledged as additional collateral under the Company's $450 million credit agreement dated September 22, 2017, the outstanding balance of which stands at $350.0 million as of June 30, 2018 (Notes 7, 9). As of June 30, 2018, the Company no longer consolidates one VIE due to the Trust (as defined) formed for the purpose of the amendment of the $462,000 Senior Secured Credit Facility. As of December 31, 2017, the assets of the Trust could be used only to settle obligations of the Trust itself and at the same time creditors of the Trust did not have recourse to the general credit of the primary beneficiary, such assets and liabilities were analyzed as follows:

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information (continued):

December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110
Restricted cash	45,339
Trade accounts receivable, net	-
Other current assets	1,929
Total current assets	47,378

FIXED ASSETS, NET:
Drilling units, machinery and equipment, net	175,362
Total fixed assets, net	175,362

OTHER NON-CURRENT ASSETS:
Restricted cash	-
Total non-current assets, net	-
Total assets	$222,740
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$81,632
Accounts payable and other current liabilities	249
Accrued liabilities	4,416
Total current liabilities	86,297

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs	-
Total non-current liabilities	-

COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS' EQUITY:
Common stock, $20 par value; 1,000 shares authorized and issued at December 31, 2017	20
Additional paid-in capital	960
Retained earnings	135,463
Total shareholders' equity	136,443
Total liabilities and shareholders' equity	$222,740

In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.
2.  Significant Accounting Policies:
A discussion of the Company's significant accounting policies and estimates can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018 (the "Consolidated Financial Statements for the year ended December 31, 2017"). There have been no material changes to these policies in the six-month period ended June 30, 2018, apart from the below.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies (continued):
Statement of Cash Flows:  In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. Effective March 31, 2018, the Company has adopted the aforementioned ASU. The only effect the adoption of ASU 2016-18 had on prior period information is the change at the presentation of the restricted cash on the statement of cash flows. Comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No.2016-18. (Note 3)
In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company has adopted the provisions of this guidance which did not impact the condensed consolidated financial statements and notes disclosures.
Revenue from Contracts with Customers: In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) "Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7)," (2) "Presentation of Sales Taxes and Other Similar Taxes Collected from Customers," (3) "Noncash Consideration," (4) "Contract Modifications at Transition," (5) "Completed Contracts at Transition," and (6)  "Technical Correction." The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606). The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.
The new revenue standard was applied using a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). On January 1, 2018, the Company adopted the accounting standards update using the modified retrospective approach. The accounting standard updates require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As a result of adoption, there was no cumulative impact to the Company's accumulated deficit at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. (Note 12)
Definition of business: In January 2017, the FASB issued ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets of business. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. ASU 2017-01 is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The Company has adopted the provisions of this guidance which did not impact the condensed consolidated financial statements and notes disclosures.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies (continued):
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents; trade accounts receivable and derivative contracts (interest rate swaps and foreign currency contracts). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company places its cash and cash equivalents, consisting mostly of bank deposits, with qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties. When considered necessary, additional arrangements are put in place to minimize credit risk, such as letters of credit or other forms of payment guarantees. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The Company has made advances for the construction of drilling units in a major shipyard in Korea. The ownership of the drilling units is transferred from the yard to the Company at delivery. As of June 30, 2018, cumulative installment payments made to the yard amounted to approximately $501,258 for the two drilling units under construction (Note 6).
Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. Under the Company's articles of association repurchased shares are not immediately considered as cancelled. If not cancelled, such shares are referred to as treasury shares. Treasury shares are essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders' equity. Dividends on such shares held in the entity's treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders' equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued.
Recent accounting pronouncements:
Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. The accounting standards update requires (a) lessees to recognize a right to use asset and a lease liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with Topic 606. The update is effective for interim and annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Company previously disclosed its intention to adopt this standard at the same time as it adopted the new revenue standard discussed below; however, the Company now expects to adopt this new guidance in the first quarter of 2019. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

Measurement of Credit Losses on Financial Instruments: On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Cash and cash equivalents and restricted cash:
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statements of cash flows:
	December 31,	June 30,
	2017	2018
Cash and cash equivalents	$736,114	$717,264
Restricted cash – current	$46,967	$1,962
Total	$783,081	$719,226

Restricted cash may include (i) minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements; (ii) taxes withheld from employees and deposited in designated bank accounts; (iii) amounts pledged as collateral for bank guarantees to suppliers and; (iv) amounts pledged as collateral for credit facilities agreements.

4. Transactions with Related Parties:
The amounts included in the accompanying consolidated balance sheets and the unaudited interim condensed consolidated statements of operations are as follows:
	December 31,	June 30,
	2017	2018
Due to related parties	$(726)	$(258)
Accrued liabilities	$(11,786)	$(816)

	Six-month period ended June 30,
Statements of Operations	2017	2018
Revenues – commission fees	$6,344	$2,928
Drilling units operating expenses	$405	$287
General and administrative expenses	$7,906	$6,482

TMS Offshore Services Ltd.: On March 31, 2016 and effective January 1, 2016 and up to September 22, 2017, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to commercial, financing, legal and insurance services. Under the terms of this agreement, in January 2017 and effective from January 1, 2017, the Company and TMS agreed to make certain amendments and expand the scope of the agreement. The Management Services Agreement discussed below, replaced the management services agreement that the Company and its subsidiaries entered into with TMS on March 31, 2016, as amended.
On September 22, 2017, the effective date of the Company's Restructuring (the "Restructuring Effective Date") and as part of the Restructuring, the Company and each of its drilling-unit-owning subsidiaries entered into the Management Services Agreement with TMS to provide certain management services related to the Company's drilling units including but not limited to executive management, commercial, financing, accounting, reporting, information technology, legal, manning, insurance, catering and superintendency services. As consideration for TMS's management services, the Company agreed to pay TMS an annual fee of $15,500 (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10,000 based on the satisfaction of certain metrics. The Company also agreed to pay a 1.0% commercial fee on all earnings under any then existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement. The Company may terminate the Management Services Agreement at any time, subject to the payment of a termination fee of the greater of $150,000, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or $30,000 (the "Convenience Termination Fee"). The Company may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including the payment to an escrow account of the lesser of $50,000 or the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties (continued):
TMS Offshore Services Ltd. (continued): A refundable security deposit of $5,000 has been agreed to be placed into an escrow account and if, for any reason, the Company fails to make payments under the Management Services Agreement, then TMS may draw upon such security deposit, until paid in full (Note 8).
On December 19, 2017, the Company's board of directors (the "Board of Directors") approved to pay TMS the maximum bonus under the previous Management Services Agreement due to the success of the Restructuring. In addition a bonus on a pro rata basis from September 22, 2017 to December 31, 2017 of $1,384 was paid during 2018.
Prime Cap Shipping Inc.: Prime Cap Shipping Inc. ("Prime Cap") is a Cayman Islands company that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou. On September 22, 2017 pursuant to the Restructuring and under the terms of the Management Services Agreement, 8,524,793 common shares of the Company's common stock were issued to Prime Cap (Note 11). As of June 30, 2018 Mr. George Economou, was deemed to beneficially own 8,525,596 common shares (including 8,524,793 shares issued to Prime Cap) representing a 9.3% shareholding of the Company.

Azara Services S.A.: Azara Services S.A. ("Azara"), an entity that may be deemed to be beneficially owned by the Company's Chairman, Mr. George Economou, is the owner of 65 (600,000 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common stock, as of June 30, 2018.
Basset Holdings Inc. and Steel Wheel Investments Limited: Basset Holdings Inc. ("Basset") and Steel Wheel Investments Limited ("Steel Wheel"), entities that may be deemed to be beneficially owned by the Company's Executive Vice Chairman, Mr. Anthony Kandylidis, are the owners of 12 (114,286 shares before the 1-for- 9,200 reverse stock split) and 170 (1,570,226 shares before the 1-for- 9,200 reverse stock split) shares of the Company's common stock, respectively, as of June 30, 2018.

5.  Other Current Assets
The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2017	June 30, 2018
Inventories	$9,573	$9,171
Deferred mobilization expenses	6,482	1,482
Prepayments and advances	17,064	12,572
Intangible assets, net	402	-
Insurance claims	2,980	-
Other	1,485	985
Total	$37,986	$24,210

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.  Advances for drilling units under construction and related costs:
The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drilling unit building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the consolidated financial statements for the year ended December 31, 2017.

The movement or the advances for drilling units under construction for the six-month period ended June 30, 2018, was as follows:

Balance December 31, 2017	$-
Advances for drilling units under construction and related costs	35,552
Balance June 30, 2018	$35,552

On August 11, 2016, the Company entered into agreements with the shipyard to amend certain terms relating to contracts for the construction of its two seventh generation drilling units (the Ocean Rig Santorini and the Ocean Rig Amorgos) and one eighth generation drilling unit (the Ocean Rig Crete) which were previously scheduled for delivery in 2017, 2019 and 2018, respectively. As part of these agreements, the deliveries of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Santorini and the Ocean Rig Crete, on April 18, 2018 and June 28, 2018, respectively, the Company's subsidiaries holding the shipbuilding contracts for the construction of the drilling units entered into agreements with the shipyard to amend certain terms relating to the contracts. As part of the agreements, the delivery of the drilling units was postponed to September 2019 and September 2020, respectively, with the Company's option to bring forward the deliveries. With respect to the Ocean Rig Santorini, the total construction cost was increased to $716,790 and an interim installment of $35,000 was paid to the shipyard on April 20, 2018. With respect to the Ocean Rig Amorgos, the Company had previously agreed to suspend the drilling unit's construction, subject to the Company's option, to resume construction within a period of 18 months after the date of the agreement. This option expired in February 2018. As of December 31, 2016, the Company impaired the total advances and related costs provided to the shipyard for the Ocean Rig Amorgos and as of December 31, 2017 the Company impaired the total advances and related costs provided to the shipyard for the Ocean Rig Crete and Ocean Rig Santorini.
As of June 30, 2018, an amount of $552, relating to capitalized interest and finance costs, is included in the "Advances for drilling units under construction and related costs" (Notes 9, 13).

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.  Drilling units, machinery and equipment, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$3,224,351	(1,372,184)	1,852,167
Additions	10,559	-	10,559
Disposal of assets	(2,167)	1,602	(565)
Depreciation	-	(52,367)	(52,367)
Balance June 30, 2018	$3,232,743	(1,422,949)	1,809,794

On October 5, 2017, the Company signed a drilling contract with Statoil, for one-well drilling program offshore Tanzania. The contract, performed by the drilling unit Ocean Rig Poseidon, commenced on January 15, 2018 and was completed on March 9, 2018.
On January 12, 2018, Lundin Norway AS ("Lundin") declared its sixth option to extend the existing contract of the Leiv Eiriksson which is now expected to have firm employment until August 2018.
On February 23, 2018, the Company signed a new drilling contract with Tullow Namibia Ltd., for a one-well drilling program plus options for drilling offshore Namibia. The contract is expected to commence in the third quarter of 2018 and to be performed by the Ocean Rig Poseidon.
On March 22, 2018, the drilling unit the Ocean Rig Mykonos successfully completed its drilling contract with Petrobras and is currently in Las Palmas, Spain where it will remain in "ready-to-drill" state, and is actively marketed for employment. During its stay in Las Palmas, Spain, the unit is being fitted with a full Managed Pressure Drilling ("MPD") package.
On May 16, 2018, the Company signed a Master Service Agreement with ConocoPhilips Skandinavia AS (the "MSA"), for a term of three years plus two optional years. As part of the MSA, both parties signed a Drilling Program Order (the "DPO") for one firm well of about 90 days plus two options, for drilling offshore Norway. The DPO is expected to commence in the second half of 2019 and to be performed by the Leiv Eiriksson.
On May 22, 2018, the drilling unit Ocean Rig Corcovado successfully completed its drilling contract with Petrobras and is currently in Las Palmas, Spain where it will remain in "ready-to-drill" state and is actively marketed for employment. During its stay in Las Palmas, Spain, the unit is being fitted with a full Managed Pressure Drilling ("MPD") package.
On June 1, 2018, the Company entered into an amendment to the existing drilling contract with Total E&P Angola Block 32 for the Ocean Rig Skyros that includes a provision that the day rate will remain fixed for the remaining duration of the contract at approximately $573,255 per day.
On June 1, 2018, the Company signed a drilling contract with Chariot Oil & Gas Limited, for one-well drilling program offshore West Africa. The contract is expected to commence in the second half of 2018 and to be performed by the Ocean Rig Poseidon.
As of June 30, 2018, Ocean Rig Apollo is in the process of being pledged along with all of the Company's remaining drilling units that have been pledged as collateral to secure the Company's $450,000 Senior Secured Credit Facility, as discussed in Note 1 and Note 9.

8.  Other non-current assets
The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2017	June 30, 2018
Deferred mobilization expenses	$4,080	$3,345
Security deposit	5,000	5,000
Total	$9,080	$8,345

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)
9.  Long-term Debt:
Long-term debt, net of deferred financing costs:	December 31, 2017	June 30, 2018
$462 million Senior Secured Credit Facility	$81,886	$-
$450 million Senior Secured Term Loan Facility	450,000	350,000
Less: Deferred financing costs	(254)	-
Total debt	531,632	350,000
Less: Current portion	(81,632)	-
Long-term portion	$450,000	$350,000

$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility. On February 11, 2016, the client of the Ocean Rig Apollo sent to the Company a notice of termination. Under the $462,000 Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company did not secure a new drilling contract for the Ocean Rig Apollo and, therefore, was required to make a mandatory prepayment of approximately $145,894 on August 22, 2016. On August 31, 2016, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into an amendment to the term loan facility agreement in consideration for the lenders agreeing: (i) to reduce the amount of the mandatory prepayment from $145,894 to $125,000; (ii) to release the Company as Guarantor and from all obligations, actual or contingent, joint or several, now or at any time outstanding; (iii) to waive any existing breaches and, (iv) the cold-stacking of the drilling unit. Furthermore, a trust was formed, namely "Drillship Alonissos Stock Trust" (the "Trust"), in which the Company has transferred the shares of Drillship Alonissos Shareholders Inc. together with the shares of Drillship Alonissos Owners Inc., previously held by Drillship Alonissos Shareholders Inc. Additionally, the repayment schedule of the loan was altered to include a cash sweep term authorizing the lenders to transfer any excess cash flow on a monthly basis, as a prepayment pro rata across the loan, therefore, leading to the full repayment of the loan by June 2018, whereas according to the initial repayment schedule it would have been fully repaid by June 2020. On May 8, 2018, the Company prepaid in full the remaining outstanding balance (as of that date) of $43.8 million on its $462 million Senior Secured Credit Facility, with no prepayment penalty. Following the full prepayment, as of June 30, 2018, the Trust was dissolved and the shares of Drillship Alonissos Owners Inc., owner of the Ocean Rig Apollo, were transferred back to the Company and the Ocean Rig Apollo is in the process of being pledged to the lenders under the Company's $450 million Senior Secured Term Loan Facility, the outstanding balance of which stands at $350.0 million as of June 30, 2018 (Note 1 and Note 7).

$450 million Senior Secured Term Loan Facility
On September 22, 2017, the Restructuring Effective Date, the Company, including certain of its subsidiaries, acting as borrowers and guarantors, entered into a credit agreement with certain of its pre-Restructuring lenders (the "New Credit Agreement"). The New Credit Agreement contains limited restrictive covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.
The Company and certain of its subsidiaries guarantee the Company's obligations under the New Credit Agreement and collateral was granted to the lenders by way of first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of a $450,000 Senior Secured Term Loan Facility, bearing interest at 8.00% per annum and with a maturity date of September 20, 2024. In addition, under the terms of the New Credit Agreement, the Company has the option to refinance the facility in full at no cost until March 22, 2018, at 105% from March 23, 2018 until March 22, 2019, at 103% from March 23, 2019 until March 22, 2020 and at 101% from March 23, 2020 until March 22, 2021.
Under ASU 2016-06 (Note 2) this option is considered as an embedded call option which has been assessed as closely related to the host contract (the New Credit Agreement), therefore is not valued separately and is not considered a derivative, pursuant to ASC 815 provisions.

On March 19, 2018, the Company made a prepayment of the New Credit Agreement in the amount of $100,000. As a result of this prepayment, the debt outstanding under the New Credit Agreement was reduced to $350,000.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.  Long-term Debt (continued):
The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries. Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and restrict, without the lender's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drilling units, incur additional indebtedness, incur and create liens on its assets, change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.
Total interest and debt amortization cost incurred on long-term debt for the six-month periods ended June 30, 2017 and 2018, amounted to $141,597 and $16,788 respectively, of which $17,474 and $552 respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

Discharge of the 7.25% Senior Unsecured Notes, 6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility
On September 22, 2017, the restructuring effective date, the outstanding principal amounts, accrued interest and default interest of the 7.25% Senior Unsecured Notes, $6.50% Senior Secured Notes, $1.3 billion Senior Secured Term Loan B Facility and $1.9 billion Term Loan B Facility were discharged in exchange for new equity in the Company amounting to $1,992,533, cash consideration amounting to $320,800 and the $450 million Senior Secured Term Loan Facility discussed above.

The Company's weighted average interest rates on the above bank loans were 6.45% and 7.75%, as of June 30, 2017 and 2018, respectively.
The $450 million Senior Secured Credit Facility, totaling $350,000 as of June 30, 2018, is payable in U.S. Dollars and is due on September 2024, through an equal balloon installment.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.  Financial Instruments and Fair Value Measurements:
The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, accounts payable, other current liabilities and due to/due from related parties reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The $450 million Senior Secured Term Loan Facility has a fixed rate and the estimated fair value was determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). The fair value of the $450 million Senior Secured Term Loan Facility at December 31, 2017 and June 30, 2018 was $456,000 and $366,846, respectively. The $462 million Senior Secured Credit Facility, had a floating rate on LIBOR and its' carrying value was approximately the same as its' fair market value as at December 31, 2017.
The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.
Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

11.  Common Stock and Additional Paid-in Capital:
Issuance and Conversion of Class A and Class B common shares
On September 22, 2017, upon the occurrence of the restructuring effective date, the Company issued 90,651,603 common shares, par value $0.01 per share, at a price of $24.00 per share resulting in an amount of $1,992,533 issued to the Scheme creditors and $204,595 to Prime Cap, respectively and were recorded in "Common stock" and "Additional paid-in capital" in the accompanying consolidated balance sheets.
On November 3, 2017, following the designation of three hundred million (300,000,000) of the Company's common shares as Class B Common Shares the EGM, the Company issued 895,404 Class B Common Shares to certain of shareholders pursuant to the terms of the recently completed financial restructuring. The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system.
From September 22, 2017 to December 31, 2017, certain of the Company's shareholders elected to convert 110,440 Class A Common Shares into 110,440 Class B Common Shares in aggregate, in accordance with the terms of the Company's Second Amended and Restated Memorandum and Articles of Association.
During the six-month period ended June 30, 2018, the Company converted an aggregate of 588,880 Class B Common Shares, par value $0.01, into 588,880 Class A Common Shares, par value $0.01. Pursuant to the Company's Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one-for-one conversion ratio.
All Company's common stock has equal voting rights and participates equally in dividend distributions.
Stock repurchase plan
On April 14, 2018 the Company's Board of Directors authorized a stock repurchase plan, under which the Company may repurchase up to $150 million of its outstanding common shares for a period of 12 months from a date to be determined by the Board. Pursuant to the plan, the Company may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations. Since the authorization of the stock repurchase plan and as of June 30, 2018, the Company has not repurchased any of its common shares pursuant to the plan.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.  Common Stock and Additional Paid-in Capital (continued):
Reverse stock splits
On April 24, 2017, the Company's Annual General Meeting of Shareholders, approved a proposal to allow the Company to effect one or more reverse stock splits for ratios ranging from 1-for-2 to not more than 1-for-100,000, with the exact ratio to be set within this range as determined by the Board of Directors or duly constituted committee thereof and any time following the Annual General Meeting of Shareholders.
On September 21, 2017, the Company determined to effect a 1-for-9,200 reverse stock split of its common shares. The Company's common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split was completed in connection with the Company's Restructuring and in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.
All previously reported share and per share amounts have been restated to reflect the reverse stock split.
Restricted stock awards
On November 14, 2017, the Company's Board of Directors approved the grant of 4,000 shares of Company's common shares to each of the three new directors of the Board. The shares vested immediately and were recognized to expenses based on the fair value on the grant date, being $25.56 per share.
The 2012 Equity Incentive Plan of the Company was terminated in connection with the Company's financial restructuring which was completed in September of 2017.
12. Revenues:
Revenue Recognition
The Company's services and deliverables are generally sold based upon contracts with customers that include fixed or determinable prices.  The Company recognizes revenue when delivery occurs, as directed by its customer, and collectability is reasonably assured. The Company evaluates if there are multiple deliverables within its contracts and whether the agreement conveys the right to use the drilling units for a stated period of time and meets the criteria for lease accounting, in addition to providing a drilling services element, which is generally compensated for by day rates. In connection with drilling contracts, the Company may also receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling units and day rate or fixed price mobilization and demobilization fees.
The drilling service provided under each drilling contract is a single performance obligation satisfied over time and comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization, demobilization and capital upgrades of the Company's drilling units that are not distinct within the context of the Company's contracts and is recognized on a straight-line basis over the estimated duration of the drilling period. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed.
The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. The Company has applied the optional exemption afforded in Update 2014-09 and has not disclosed the variable consideration related to the Company's estimated future day rate revenues.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Revenues (continued):
Revenue segment information
The revenue shown in the table below is based upon the location where the drilling takes place:
Country	Six-month period ended June 30,
	2017	2018
Norway	$27,161	$15,918
Brazil	171,259	106,612
Tanzania	-	9,164
Angola	288,957	119,693
Congo	99,940	40,106
Total service revenues	$587,317	$291,493

Day Rate
The Company's drilling contracts provide for payment on a day rate basis and include a rate schedule with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The day rate invoiced to the customer is determined based on the varying rates applicable to specific activities performed on an hourly basis. Day rate consideration is allocated to the distinct hourly increment to which it relates within the contract term and is generally recognized consistent with the contractual rate invoiced for the services provided during the respective period.

Certain of the Company's contracts contain performance incentives whereby the Company may earn a bonus based on pre-established performance criteria. Such incentives are generally based on the Company's performance over individual monthly time periods or individual wells. Consideration related to performance bonus is generally recognized in the specific time period to which the performance criteria were attributed.
The Company may receive termination fees if certain drilling contracts are terminated by the customer prior to the end of the contractual term. Such compensation is recognized as revenues whereby the Company's performance obligation is satisfied, the termination fee can be reasonably measured and collection is probable.
Mobilization and Demobilization Revenue
In connection with certain contracts, the Company receives lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to the commencement of drilling services or the demobilization of equipment and personnel upon contract completion. Fees received for the mobilization or demobilization of equipment and personnel are included in operating revenues. The costs incurred in connection with the mobilization and demobilization of equipment and personnel are included in drilling units operating expenses.
Mobilization fees received prior to commencement of drilling operations are recorded as a contract liability and amortized on a straight-line basis over the contract term. Demobilization fees expected to be received upon contract completion, are estimated at contract inception and recognized on a straight-line basis over the contract term. In some cases, demobilization fees may be contingent upon the occurrence or non-occurrence of a future event. In such cases, the estimate for such revenue may be constrained depending on the facts and circumstances pertaining to the specific contract. The Company assesses the likelihood of receiving such revenue based on past experience and knowledge of the market conditions. As of June 30, 2018, the Company did not have any unconstrained demobilization revenue.
Capital Upgrades / Reimbursable Revenues
In connection with certain contracts, the Company receives lump-sum fees or similar compensation for requested capital upgrades to the Company's drilling units or for other contract preparation work. Fees received are recorded as a contract liability and amortized on a straight-line basis over the contract term to operating revenues. Costs incurred for capital upgrades are capitalized and depreciated over the useful life of the asset.
Reimbursements received from the customers for the provision of catering services in accordance with relevant contracts, are recorded on a gross basis as revenue. The related costs are recorded as running expenses in the same period.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Revenues (continued):
Contract Liabilities
Contract liabilities are presented on the Company's accompanying consolidated balance sheet on a contract-by-contract basis. Current and non-current contract liabilities are included in "Deferred revenue" current and non-current captions on the Company's accompanying consolidated balance sheets respectively. Contract liabilities generally represent fees received for mobilization and capital upgrades.
The following table summarizes the Company's contract liabilities:
	December 31, 2017	June 30, 2018
Contract liabilities – current	15,329	5,230
Contract liabilities – non-current	$14,385	$11,792

Significant changes in contract liabilities during the period are as follows:

Contract Liabilities
Balance as of December 31, 2017	$29,714
Decrease: Amortization of deferred revenue	13,428
Addition: Transfer to Trade accounts receivable	736
Balance as of June 30, 2018	$17,022

Deferred Contract Costs
Costs incurred for upfront drilling unit mobilizations and certain contract preparation are attributable to the Company's future performance obligation under each respective drilling contract. Such costs are deferred and amortized on a straight-line basis over the estimated duration of the drilling period. Demobilization fees and expenses are recognized over the demobilization period. Deferred contract costs were included in "Other current assets" and "Other non-current assets" captions, on the Company's accompanying consolidated balance sheets and totaled $10,562 and $4,827 as of December 31, 2017 and June 30, 2018, respectively. During the six months ended June 30, 2017 and 2018, amortization of such costs totaled $5,618 and $5,737, respectively.
Future Amortization of Contract Liabilities and Deferred Costs
The Company's contract liabilities and deferred costs are amortized on a straight-line basis over the estimated duration of the drilling period. The Company has applied the disclosure practical expedient in ASC 606-10-50-14A(b) and has not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within the contracts, including dayrate revenue. Expected future amortization of the Company's contract liabilities and deferred costs recorded as of June 30, 2018 is set forth in the table below:

	Remaining 2018	2019	2020	2021	Total
Amortization of contract liabilities	$2,637	$5,229	$5,244	$3,912	$17,022
Amortization of deferred costs	$748	$1,483	$1,486	$1,110	$4,827

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)
13. Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six-month period ended June 30,
	2017	2018
Interest costs on long term debt and other	$132,173	$16,966
Amortization and write off of financing fees	9,424	254
Discount on receivable from drilling contract	(308)	-
Capitalized borrowing costs	(17,474)	(552)
Commissions, commitment fees and other financial expenses	542	260
Total	$124,357	$16,928

14. Income Taxes:

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

15. Earnings per share:

Six-month period ended June 30,
	2017			2018
	Income (numerator)	Weighted- average number of outstanding share (denominator)	Amount per share	Income (numerator)		Weighted- average number of outstanding shares (denominator)		Amount per share
Basic net income per share:	Class A	Class A	Class A	Class A	Class B	Class A	Class B	Class A	Class B
Net income	$149,191	8,966	16,639.64	$35,525	$237	90,960,153	607,829	0.39	0.39
Less: Non-vested common stock dividends declared and undistributed earnings	(181)	-	-	-	-	-	-	-	-
Basic Earnings per share attributable to common stockholders	$149,010	8,966	16,619.45	$35,525	$237	90,960,153	607,829	0.39	0.39
Diluted net income per share:
Allocation of undistributed earnings for basic computation	149,010	-	-	35,525	237	-	-	-	-
Reallocation of undistributed earnings as a result of conversion of Class B to Class A shares	-	-	-	237	-	607,829	-	-	-
Diluted Earnings per share attributable to common stockholders	$149,010	8,966	16,619.45	$35,762	$237	91,567,982	607,829	0.39	0.39

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15. Earnings per share (continued):
Earnings per share of Class A and Class B common shares are computed using the two-class method. Basic earnings per share are computed using the weighted average number of shares outstanding during the six-month period ended June 30, 2018. Diluted net earnings per share are computed using the weighted average number of shares and the effect of potentially dilutive securities outstanding during the six-month period ended June 30, 2018. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The computation of the diluted earnings per share of Class A common shares assumes the conversion of Class B common shares, while the diluted earnings per share of Class B common shares do not assume the conversion of those shares.
The Class B common shares are convertible into Class A common shares on a one-for-one basis, have equal voting rights and participate equally in dividend distributions and are not and will not be listed on a national securities exchange or a national market system (Note 11). As a result, the undistributed earnings for the six-month period ended June 30, 2018 are allocated based on the contractual participation rights of the Class A and Class B common shares on a proportionate basis. Furthermore, as the Company assumes the conversion of Class B common shares in the computation of the diluted earnings per share of Class A common shares, the undistributed earnings are equal to net income for that computation.
16. Commitments and Contingencies:
16.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
HPOR Servicos De Consultaria Ltda ("HPOR") on September 1, 2016, commenced arbitration proceedings against, amongst others, the Company seeking payment of certain commissions that HPOR is alleging were due by, amongst others, the Company for certain agency and marketing services provided for the Ocean Rig Mykonos and the Ocean Rig Corcovado drilling units. The Company is disputing such allegations and has counterclaimed repayment of the commission already paid to HPOR. On March 7, 2018, the Tribunal issued awards in each of the references disallowing HPOR's claims and allowing the counterclaims brought by the Company. HPOR filed an application with the Court of Appeals in the U.K. (the "U.K. Court of Appeals") for leave to appeal the arbitration awards, for which the U.K. Court of Appeals has granted permission. A hearing of HPOR's appeal has been listed for October 31, 2018.
On December 22, 2016, Mayze Services Limited ("Mayze") issued a claim before the English High Court of Justice against the Company and others seeking payment of GBP 5,230,074 in respect of fees allegedly owed in connection with marketing services provided by Mayze to the Company. The Company is in the process of defending these proceedings. As of March 31, 2018, a provision of $4,000 has been recorded under "Legal settlements and other, net", in the accompanying unaudited interim condensed consolidated statements of operations.
On August 31, 2017, a complaint was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of the Company's creditors against, among others, two subsidiaries of the Company, two of the Company's executive officers up to December 31, 2017 – which currently are directors, the Company's manager TMS Offshore Services Ltd. and other parties. The plaintiffs purport to allege nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202. All defendants moved to dismiss the case on October 31, 2017 and that motion has been briefed. The Court held oral argument on June 6, 2018, and ordered the parties to submit supplemental briefs crystallizing argument made to the Court by July 17, 2018, with responses due August 14, 2018. Oral argument is to be held on August 29, 2018, unless the Court should advise counsel by August 17, 2018 that further argument is not required. The Company is not in a position at this time to express an opinion as to the ultimate outcome of this matter, or to provide an estimate on the amount or range of any potential loss.
On September 22, 2017, the Restructuring Effective Date, a shareholder filed an appeal of certain orders of the bankruptcy court to the United States District Court for the Southern District of New York. On April 5, 2018, our motion to dismiss the appeal was granted. On May 4, 2018, the shareholder filed an appeal to the United States Court of Appeals for the Second Circuit.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2017 and 2018
 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16. Commitments and Contingencies (continued):
16.1 Legal proceedings (continued)
On the Restructuring Effective Date, the Company funded a preserved claims trust, or PCT.  The PCT was established to preserve, for the benefit of Scheme Creditors, any causes of action held by the Company, Agon Shipping Inc. and/or Ocean Rig Investments Inc. arising from the facts and circumstances identified in the draft complaint prepared by certain of the Company's creditors referenced above.  If the trustees under the PCT determine that there is merit to any such claims, the trustees may take legal action for the benefit of all of the scheme creditors in the Restructuring.
Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
16.2 Purchase Obligations:
The following table sets forth the contractual purchase obligations of certain of the Company's subsidiaries for the Ocean Rig Santorini and the Ocean Rig Crete, as of June 30, 2018 and for each calendar year ending 2018 and thereafter:
	2018	2019	2020	2023	2024	Total
Drilling units building contracts	$22,250	$12,000	$10,250	$360,431	$520,165	$925,096
Total obligations	$22,250	$12,000	$10,250	$360,431	$520,165	$925,096

The payments above reflect certain installments that will be financed by non-recourse seller's credit that mature in 2023 and 2024 respectively.
17. Subsequent Events:
17.1 On July 3, 2018, the Company's subsidiary holding the shipbuilding contract for the construction of its eighth generation drilling unit, the Ocean Rig Crete, paid an interim installment of $22,250 to the shipyard against the remaining yard installments.
17.2 On July 16, 2018, Lundin Norway AS ("Lundin") declared its seventh option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until December 2018. Should Lundin exercises its remaining five one-well options, currently un-declared, the drilling unit could potentially be employed until the third quarter of 2019.
17.3 On July 20, 2018, the Company has entered into a Letter of Intent ("LOI") with a European Major Oil Company for a firm two-well program plus two optional wells, for drilling offshore West Africa. The contract is expected to commence in direct continuation of the program with Chariot Oil & Gas Limited in the fourth quarter of 2018 and will be performed by the Ocean Rig Poseidon.
17.4 During July 2018, the Company converted an aggregate of 231,315 Class B Common Shares, par value $0.01, into 231,315 Class A Common Shares, par value $0.01. Pursuant to the Company's Second Amended and Restated Memorandum and Articles of Association each Class B Common Share is convertible into a Class A Common Share at a one-for-one conversion ratio and both the Class A common shares and the Class B common shares vote together as one class of shares. As of August 9, 2018, the Company's total outstanding common shares amounted to 91,567,982 (Class A Common Shares: 91,191,468 and Class B Common Shares: 376,514).